Exhibit 99

PRESS RELEASE

MAGNA TO ACQUIRE OLSA AND EXPAND LIGHTING BUSINESS

•           OLSA supplies automakers with advanced exterior lighting products

•           Deal makes Magna a global lighting supplier

•           Enhances Magna’s portfolio of distinctive, feature-rich lighting products

AURORA, Ontario, June 28, 2018 — Automakers will soon have a familiar name to source lighting products on a global scale: Magna International.  Magna has signed a deal to acquire OLSA S.p.A., which will expand the company’s lighting capabilities to enable it to design, engineer and manufacture headlamps, tail lamps and other lighting products in every key region of the world.  The transaction value on a cash- and debt-free basis is approximately €230 million.  Pending regulatory approval and other standard closing conditions, the deal is expected to be finalized before the end of 2018.

Magna’s industry-first D-Optic LED headlamp on the Chevrolet Traverse and OLSA’s unique OLED tail lamp on the Audi TT.

OLSA, with headquarters in Turin, Italy, supplies automakers with lighting products. The company employs approximately 2,500 people and maintains manufacturing operations in Italy, Poland, Brazil, China and Mexico. With 2017 sales of €242 million, customers include the Volkswagen Group, the BMW Group, Daimler and FCA.

“OLSA brings Magna advanced technology that will enhance our portfolio of distinctive, feature-rich lighting products,” said John O’Hara, President of Magna Lighting.  “Lighting represents a growth area for Magna due to increasing levels of electronics integration and a desire for automakers to differentiate their vehicles through styling.”

MAGNA TO ACQUIRE OLSA AND EXPAND LIGHTING BUSINESS	CONNECT WITH MAGNA

With the acquisition of OLSA, Magna will have a total of 11 lighting manufacturing facilities and two engineering centres globally.

TAGS

Automotive lighting, headlamps, tail lamps, automotive M&A

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com, (+1) 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Global Director of Corporate Communications & PR

tracy.fuerst@magna.com, (+1) 248.631.5396

ABOUT MAGNA

We have more than 172,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world’s largest automotive suppliers with 340 manufacturing operations and 93 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

# # #

FORWARD-LOOKING STATEMENTS

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, statements related to: timing of completion of the acquisition; the expected benefits of the acquisition, including expansion of

Magna’s lighting capabilities and enhancement of Magna’s lighting product portfolio; and total number of lighting manufacturing facilities and engineering centres, following completion of the acquisition.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: regulatory approval risks; and acquisition integration risks.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.